MYSTICA CANDLE CORP.
136 Bradley Road
Salt Spring Island, BC, Canada  V8K 1J5
(604) 638-2283
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                                                              September 27, 2005

Anita Karu
United States Securities and Exchange Commission
Mail Stop 3561
100 F Street NE.
Washington, DC USA 20549

Re: Mystica Candle Corp.
    Registration Statement on Form SB-2
    Filed August 19, 2005
    File No. 333-127703

Dear Ms. Karu,

Thank you for your assistance in the review of our filing. In response to your letter of September 15, 2005 we have amended our Registration Statement and provide this cover letter to assist you in your further review. To expedite your review we have mailed two marked copies to you as requested.

General

1. The company does not consider itself to be a blank check company as defined in Rule 419 of Regulation C of the Securities Act of 1933. The company has a specific business plan and is seeking the funds to execute its business plan. Rule 419 of Regulation C promulgated under the Securities Act of 1933 applies to companies having no specific business plans other than to engage in a merger or acquisition with an unidentified company or companies, or other entity. We do not anticipate or intend to be used as a vehicle for a reverse merger or merge with or acquire another company in the foreseeable future. We are aggressively pursuing our business plan given the current financial status of the company and the fact that we were very recently incorporated. The corporation was formed for the purpose of executing a specific business plan developed by our founders, Jon Suk and Candace Sikorski, as set forth in the prospectus. We are moving forward with our development as defined in the business plan. Based upon the above, we believe we are not within the scope of Rule 419.

2. We have revised our wording throughout the filing to reflect our lack of operations and the uncertainty facing our company.

3. We have added a detailed explanation as to why our officers and directors satisfy the requirements of Rule 3a4-1.

Prospectus Cover Page

4. We have clarified the fourth sentence to state that there is no minimum number of shares required to be purchased per investor.

The Offering

5. We have added the disclosure that if all the shares are sold the officers and directors will hold 60% of our outstanding stock.

Risk Factors

6. The problems associated with candle burning and indoor pollution are mainly in reference to paraffin candles (http://www.ene.com/services/litigation/candle_emissions.htm). An excerpt from an Eye on the Environment Study, Environmental and Energy Resources Department states, "Soybean wax has been found to burn slower and cooler (helping to better distribute fragrance), are non-toxic, less likely to trigger allergies, and produce approximately 90% less soot than paraffin candles. The clean burn of soy wax has been documented in a study by the Department of Food Science and Human nutrition, and the Center for Crops Utilization Research, Iowa State University called "Combustion Characteristics of Candles Made by Hydrogenated Soybean Oil." The conclusions of this study include that little or no soot was observed from soy wax candles. Also, "compared to paraffin candles, soy wax candles burned at a significantly lower rate and required less air." "Polycyclic aromatics are of health concern and fortunately, soy wax does not contain such petroleum -based products." (www.iasoybeans.com/ispb/soycandles/combustion.pdf)

     Lead can be found in candle wicks with a metal core. The wicks we will be using are made of 100% natural fibers and are braided for stability, there is no metal core and therefore no lead content.
     (http://www.umich.edu/~newsinfo/Releases/1999/Oct99/r100699.html)

     Benzene is a by-product of petro-chemical combustion in paraffin based wax. This is not an issue with soy wax, as it is not petroleum based. Soy wax does not emit the harmful aromatic hydrocarbons of paraffin.

     Synthetic fragrance which is used in most scented candles is petroleum based and contributes to soot. Our candles will be scented only with botanically based essential and natural oils.

     We have given much consideration to the problems associated with burning synthetically scented paraffin candles, which is why our candles will be only made of soy wax, scented with botanical essential oils and contain cotton wicks, therefore we do not feel we need a Risk Factor added.

7.   We have reviewed each risk factor and adjusted as necessary.

8. We have removed the "generic" risk factor and replaced it with a discussion regarding our director's lack of experience in the candle and home fragrance industry.

9.   We have removed all mitigating language from the risk factors.

Determination of Offering Price

10.  We have replaced "capital structure" with "cash on hand".

Plan of Distribution

11. We have added the disclosure as the first paragraph: "There is currently no market for any of our shares and we can provide no assurance that the shares offered will have a market value or that they can be resold at the offering price. We can also provide no assurance when an active secondary market might develop, or that a public market for our securities may be sustained even if it is developed."

12. We have provided a disclosure regarding our plans for the trading of our shares.

13.  We have no specific events that may trigger a premature termination.

Principal Products and their Markets

14. We have revised the first sentence and expanded the section to include more detailed information regarding our operations.

15. We have included the web address for the independent support for the benefits of soy wax and also included a copy of the report in the hardcopy mailed to you.

16.  We have briefly explained the principles of aromatherapy.

Distribution Methods

17.  We have removed the inappropriate language.

Competition

18. We have expanded our discussion regarding our carving out a niche market for ourselves.

Employees and Employment Agreements

19. We have added the disclosure that "If the demand for our candles exceeds our capacity for production, we believe the revenue generated will enable us to hire production staff".

Plan of Operation

Proposed Milestones to Implement Business Operations

20.  We have revised the disclosure to include all the requirements of Item
     303(a).

21. We have explained how we will satisfy our liquidity needs over the next twelve months and the cash needed.

22.  We have completed the sentence.

23.  We have updated the disclosure to indicate the milestones we have achieved.

24. We have indicated the pre-requisites, financial and otherwise, that we anticipate would need to be met to move forward with our milestones.

Market for Common Equity and Related Stockholder Matters

25. We have revised the disclosure to read "we intend to contact a market maker to file an application on our behalf..."

Financial Statements

Statements of Cash Flows

26.  The statements of cash flows has been corrected.

Notes to Financial Statements

Note 3. Going Concern

27.  The going concern note has been revised.

Sincerely,

/s/ Jon Suk
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Jon Suk
President & Director